
September 19, 2024

Wallace R. Cooney
Chief Financial Officer
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209

Re: Graham Holdings Company
Form 10-K for the Year Ended December 31, 2023
File No. 001-06714

Dear Wallace R. Cooney:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Item 11. Executive Compensation, page 46

1. From the disclosure incorporated by reference from page 18 of the Definitive Proxy Statement filed on March 26, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 or Sebastian Gomez Abero at 202-551-3578 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Finance